Filed by US LEC Corp. Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: US LEC Corp.

Commission File No.: 0-24061

This filing relates to the proposed transactions pursuant to the terms of the Agreement and Plan of Merger, dated as of August 11, 2006, by and among US LEC Corp. (“US LEC”), PAETEC Corp. (“PAETEC”), WC Acquisition Holdings Corp., a direct wholly-owned subsidiary of PAETEC (“New PAETEC”), WC Acquisition Sub U Corp., a direct wholly-owned subsidiary of New PAETEC and WC Acquisition Sub P Corp., a direct wholly-owned subsidiary of New PAETEC.

PAETEC COMMUNICATIONS

US LEC voice data Internet

Merger Creates Premier Communications Provider to Enterprise Customers

Presentation to Employees, August 2006

Safe Harbor Statement

The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for certain forward-looking statements so long as such information is identified as forward-looking and is accompanied by meaningful cautionary statements identifying important factors that could cause actual results to differ materially from those projected in the information.

The use of words such as “may”, “might”, “will”, “should”, “expect”, “plan”, “anticipate”, “believe”, “estimate”, “project”, “intend”, “future”, “potential” or “continue”, and other similar expressions are intended to identify forward-looking statements.

All of these forward-looking statements are based on estimates and assumptions by our management that, although we believe to be reasonable, are inherently uncertain. Forward-looking statements involve risks and uncertainties, including, but not limited to, economic, competitive, governmental and technological factors outside of our control, that may cause our business, industry, strategy or actual results to differ materially from those expressed or implied in the forward-looking statements.

These risks and uncertainties may include those discussed in US LEC’s reports on Form 10-K, Form 10-Q and Form 8-K on file with the Securities and Exchange Commission, and other factors which may not be known to us. Any forward-looking statement speaks only as of its date. We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law.

Additional Information

“New PAETEC” will file with the SEC a registration statement that will contain a proxy statement/prospectus regarding the proposed merger transaction between PAETEC and US LEC, as well as other relevant documents concerning the proposed transaction. Investors and security holders of US LEC are urged to read the proxy statement/prospectus for the transaction and the other relevant documents when they become available because they will contain important information about “New PAETEC,” PAETEC, US LEC and the proposed merger transaction. The proxy statement/prospectus will be mailed to stockholders of US LEC prior to their stockholders meeting. Investors and security holders of US LEC may obtain free copies of the proxy statement/prospectus and other documents filed by “New PAETEC” with the SEC (when they become available) at the SEC’s web site at www.sec.gov. Free copies of the definitive proxy statement/prospectus and other documents also may be obtained by writing to PAETEC, One PAETEC Plaza, 600 Willowbrook Office Park, Fairport, New York 14450, Attention: Investor Relations.

Information regarding the identity of persons who may, under the SEC’s rules, be deemed to be participants in the solicitation of stockholders of US LEC in connection with the proposed transaction, and their interests in the solicitation, will be set forth in the proxy statement of US LEC and in the registration statement that will be filed by “New PAETEC” with the SEC.

PAETEC and US LEC Are Merging

This transaction is about growth and creating a stronger combined company to better serve our customers.

We are committed to delivering more services to our customers, broadening our product portfolio and building upon our world-class partnerships while exceeding expectations for customer satisfaction.

1+1 = more than 2 “New PAETEC” Benefits

Best of breed combination that will have the features of the largest carriers, while maintaining the flexibility customers expect. The new PAETEC will:

Be a much bigger competitor with financial flexibility – $1.3B company

Much greater scale and leverage in the industry and with business partners

Multiple NOCs, multiple data centers and additional network diversity

Provide customers with premier carrier of choice with greater scale & scope

Approximately 2.1 million access lines

Presence in 25 of the top 50 MSAs; 52 of the top 100 MSAs

Have a much bigger footprint, enabling us to:

Become one of the strongest competitors in the Eastern U.S.

Serve customers with more locations in more places

Have a wider array of products, including:

PAETEC’s “Equipment for Services,” software applications, and resale products

US LEC’s data & data center products

Benefit customers through the creativity of the new PAETEC – Best practices and customer satisfaction commitment

Enhanced scale and scope, stronger platform and greater resources will provide customers with premier carrier of choice

PAETEC and US LEC Together

Company	Name PAETEC
Listing	/ Ticker NASDAQ / CLEC
Headquarters	Fairport, N.Y.

US LEC’s and PAETEC’s operations in major locations maintained, with several functions based in each

Management	Chairman & CEO: Arunas Chesonis, Current PAETEC Chairman & CEO

Vice Chairman: Richard Aab, Current US LEC Chairman

COO: EJ Butler, Current PAETEC COO

CFO: Keith Wilson, Current PAETEC CFO

EVP of Integration: J. Lyle Patrick, Current US LEC CFO

Timing Transaction expected to close 4th Quarter 2006

PAETEC and US LEC “At A Glance”

PAETEC US LEC

31 of top 100 MSAs 35 of top 100 MSAs

14 central offices 27 central offices

Nearly 17,000 customers

1,270 Employees

Avg. Monthly ECR of $2,300

Smart-build network

~96% special access loops

Approximately 45,900 T1’s

> 99.3% customer retention

More than 1 million access lines

> 99.3% customer retention

Approximately 1 million access lines

Over 28,000 customers

1,127 Employees

Avg. Monthly ECR > $1,100

Smart-build network

~80% special access loops

Approximately 44,600 T’1’s

Complementary Network and Customer Footprint

The combined entity creates one of the strongest competitive providers on the East Coast

SeattleWalthamMinneapolis Manchester Syracuse Albany Green Bay Rochester Boston Buffalo Providence Poughkeepsie Hartford Madison Milwaukee Detroit Wilkes-Barre Westchester Salt Lake City New York Cleveland Bethlehem Newark Chicago Pittsburgh Philadelphia Oakland Harrisburg Conshohocken Fort Wayne Stockton Denver Columbus Baltimore Indianapolis Washington DCSan Jose Dayton Colorado Springs CincinnatiRoanoke Richmond Kansas City Norfolk St. Louis Louisville Las Vegas Springfield Greensboro Raleigh Nashville Knoxville Los Angeles Charlotte Oklahoma City Irvine Chattanooga Phoenix Memphis San Diego Birmingham Atlanta Charleston Dallas ShreveportData POPsSwitch and Data POPs Mobile JacksonvilleStates Served New Orleans Orlando HoustonUS LEC TampaWest Palm Beach PAETEC Fort Myers MiamiOverlap

Note: Map is representative of connectivity and transport throughout the U.S. . . The map also depicts connectivity and routes provided by other carriers. .

Complementary Business Profiles

US LEC PAETEC

Facilities-based	infrastructure

Medium to large enterprise focus

Predominantly T1

Similar end customer sales model

Differentiation by quality of service

Similar integrated IP strategy

Experienced management

Industry leading customer retention rates

Combining Best of Breed from PAETEC and US LEC

US LEC PAETEC

VOIP West Coast IP Applications Market Public Stock Presence Traditional Data Voice Networking Southern Midwest Stronghold Medium to Large Presence Enterprise Customers Strong Mid Strong Industry Data Reliable network Atlantic Vertical Focus Centers and products that presence are state of the art Software Eastern US “Customer Comes First” (Pinnacle) service commitment Market Presence World-Class Hardware Partnerships (Avaya, Cisco)

Stronger and more competitive company focused on customer service and growth

Impressive Customer Portfolio

PAETEC US LEC

Financial Benefits

The new PAETEC has financial flexibility with a strong balance sheet

Significant size with approximately $1B in revenue and $187 million in adjusted EBITDA

Expect to achieve free cash flow of $109 million to reinvest in the business(1)

Expect to achieve highly achievable synergies of approximately $40 million annually beginning in 2008 due to increased scale, redundant network and corporate infrastructure

$ 25 million of synergies in 2007

Synergies expected to be 4% of revenues

Note: As of LQA 6/30/06.

(1) Free Cash Flow defined as EBITDA – Capex.

What Does This Mean For Me?

Employees will . . .

Be part of even stronger company, better positioned to compete

Have greater cross-selling opportunities to our combined 45,000 customers through a significantly increased geographic reach and enhanced product portfolio – “New PAETEC” will be in 52 of top 100 MSAs

Have greater and more diverse opportunities for career growth

Receive competitive compensation and benefits package

The key to the success of our business has – and will continue to be – the energy, talent and dedication of our employees

Employee Benefits Package

US LEC PAETEC

Competitive compensation

Bonus plan

401-K plan

Health care

Life insurance

Short- and long-term disability

Access to a liquid stock

We will collaborate to provide employees competitive compensation and benefits package

Execution Is Key

A large and growing company needs to retain and grow its dedicated, results-oriented employees

Each company’s 2006 bonus plan and goal remain

To be most competitive, “New PAETEC” will seek “best of breed” practices, policies and people from each company

Continued workplace excellence & progress towards each company’s objectives is crucial

What Happens Next

Formed integration team comprised of members from both companies

Teams focused on smooth integration

Teams will be working through closing and beyond

Most changes will go into effect after closing

#1 priority is maintaining customer and employee satisfaction through closing and beyond

Shareholder vote and regulatory approvals: merger closing expected in Q4 2006

Business as usual: PAETEC and US LEC remain separate companies until the transaction closes – Business practices, policies and operations remain as before

Employees will be updated as the merger progresses

Excellence will not be possible without our collective efforts and our ongoing commitment to our customers and one another

PAETEC COMMUNICATIONS

US LEC voice data Internet

Investors and security holders of US LEC may obtain free copies of the proxy statement (when it becomes available) by writing to US LEC Corp., Morrocroft III, 6801 Morrison Boulevard, Charlotte, North Carolina 28211, Attention: Investor Relations or by telephoning us at (704) 319-1189.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

This communication, and other statements that US LEC or PAETEC may make, may contain forward-looking statements, which involve a number of risks and uncertainties. US LEC cautions readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information. Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving US LEC and PAETEC, including future financial and operating results, New PAETEC’s plans, objectives, expectations and intentions and other statements that are not historical facts.

Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are set forth in US LEC’s filings with the Securities and Exchange Commission. These include risks and uncertainties relating to: the ability to obtain regulatory approvals of the transaction on the proposed terms and schedule; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues; the need to develop new products and adapt to significant technological change; implementation of strategies for improving internal growth; realization of potential future savings from new productivity initiatives; dependence on customers that operate in cyclical industries; general worldwide economic conditions and related uncertainties; and the effect of changes in governmental regulations. US LEC undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.